Aurora Gold Corporation
C/- CORESCO AG LEVEL 3, GOTTHARDSTRASSE 20,
ZUG 6304 V8 00000, SWITZERLAND
41-7887-96966

December 8, 2011

VIA EDGAR
Karl Hiller
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE:        Aurora Gold Corporation (the “Company” or “we”)
Form 10-K for the Fiscal Year ended December 31, 2010 (the “Form 10-K”)
Filed April 15, 2011
File No. 000-24393

Dear Mr. Hiller,

This letter is being sent in response to the comment letter received dated September 7, 2011 (the “Comment Letter”), regarding the Company’s Form 10-K. Due to an error in the email on file, the Company did not receive the Comment Letter until November 29, 2011. We have amended our Form 10-K to address the following comments:

Properties page 12

1.	We have removed all references in the Form 10-K to the mineralized materials that would be classified as “inferred” or “possible”.

2.
We have amended the paragraph previously titled “Plans for Next Twelve Months,” which is now titled “Exploration Past, Present and Plans for Next Twelve Months,” and we have elaborated upon the Company’s past present and future plans for exploration on the properties.

Tenures page 14

3.
We have elaborated upon our disclosures for each of the Company’s tenures in Brazil and disclosed the current state of the land rights and permits to the respective properties. Additionally, we have disclosed the frequency and amounts of all payments required to maintain the tenures in good standing.

British Columbia, Canada page 18

4.	We have disclosed the tenure number, that the tenure is registered in the name of the Company and the annual fees paid for the tenure for the Company’s claim in British Columbia.

Attached please find a copy of “Item 2. Properties” and “Item 7. Management’s Discussion and Analysis of Financial Conditions and Results of Operations,” with the aforementioned changes for your review.

The Company acknowledges that:

•           the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•           staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•           the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require any additional information please don’t hesitate to contact me at the phone number first written above.

Sincerely,

/s/ Lars Pearl
Lars Pearl
President and Chief Executive Officer

Item 2.	Properties

Office Premises

We conduct our activities from our principal and technical office located at Coresco AG, Level 3, Gotthardstrasse 20, 6304 Zug, Switzerland The telephone number is (+41) 7887-96966. These offices are provided to us on a month to month basis. We believe that these offices are adequate for our purposes. We do not own any real property or significant assets. Management believes that this space will meet our needs for the next 12 months.

Mining and Exploration Properties

Our properties are located in (i) the Tapajos Region of Brazil and (ii) near the city of Boulder in Colorado USA.

Our strategy is to concentrate our efforts on: (i) existing operations where an infrastructure already exists; (ii) properties presently being developed and/or in advanced stages of exploration which have potential for additional discoveries; and (iii) grass-roots exploration opportunities. We are currently concentrating our property exploration activities in Brazil and Colorado a. We are also examining data relating to the potential acquisition of other exploration properties in Latin America, South America. Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that our planned production will result in a commercial success, as production is gold price and politically sensitive. Once production has commenced we will be able to gauge the onward commercial viability of the project. There is no assurance that our planned mineral exploration and development activities will result in any further discoveries of commercially viable bodies of mineralization. The long-term profitability of our operations will be, in part, directly related to the cost and success of our exploration programs, which may be affected by a number of factors. Please refer to “Risk Factors.”

We currently have the Front Range Gold Project located near Boulder in the USA, an interest in three (3) projects located in Tapajos gold province in Para State, Brazil and one property located in British Columbia, Canada. We have conducted exploration activities on all our projects and have ranked the projects in order of merit and may discontinue such activities and dispose of some of the properties if further exploration work is not warranted.

Figure 1.	Brazil, South America-property locality guide

Properties

Brazil

Săo Domingos

Location and access

The Săo Domingos property lies in the Tapajos Province of Para State, Brazil It is situated approximately 250 km SE of Itaituba, the regional centre, and includes an area of over 33,033.44 ha. Small aircraft service Itaituba daily and on this occasion flights were sourced via Manaus. Access from Itaituba to site is by small aircraft or unsealed road of average to poor quality. The road is subject to seasonal closures and as the visit was at the end of the ‘wet’ season site access was granted via light aircraft utilizing the local airstrip.

Tenure

•              The project covers an area of 33,000 hectare DNPM Process 850.684/06:

Aurora has good title over the mineral rights object of the DNPM Process No. 850.684/06, which is valid and in force, free and clear of any judicial and extrajudicial encumbrances and taxes. Aurora is the sole registered and beneficial holder of and owns and possesses good title to the referred mineral rights. On September 13th 2006 Aurora submitted to DNPM one Exploration Claim for gold covering an area of 4914.8 ha in the Municipality of Itaituba, State of Pará. According to information obtained such claim was correctly prepared and the required documents are in place.

The above mentioned area is not related to any payments or royalties to third parties since it was claimed by Aurora directly.

•	DNPM Process 850.782/05:

Aurora has good title over the mineral rights object of the DNPM Process Nos 850.782/05, which is valid and in force, free and clear of any judicial and extrajudicial encumbrances and taxes. On November 8th 2005 it was submitted to DNPM the Exploration Claim for gold in the Municipality of Itaituba, State of Pará. The Exploration Permit was granted on November 28th 2006 for a 3 (three) years period. The transfer to Aurora was approved on March 24th 2009 and on September 28th 2009 it was requested the renewal of the Exploration Permit.

This area was reduced from 6.756 ha to 5.651,98 ha due to the overlapping with Garimpeira (alluvial) Mining properties held by Mr. Celio Paranhos. However the DNPM´s general attorney in Brasilia agreed with Aurora’s legal thesis and nullified all applications filed by Mr. Paranhos (about to 1.900 applications). Therefore a new Exploration Permit rectifying the previous one was granted on August 20th, 2010 for a 3 (three) years period, for an area of 6.656.20 hectares. The beginning of the activities was properly informed on September 10, 2010.

No payments or royalties are due regarding the DNPM Process 850.782/05 since it was acquired through a permutation agreement with Altoro Mineração Ltda. The Annual Fee per Hectare for the first year of the new Exploration Permit has been properly paid and the TAH for the second renewal year shall be paid until January 31, 2012 in the current amount of R$ 14.843.83 according to DNPM’s Ordinance no. 691/2011.

•	DNPM Process 850.400/07:

Aurora has good title over the mineral rights object of the DNPM Process Nos. 850.400/07, which is valid and in force, free and clear of any judicial and extrajudicial encumbrances and taxes. It is located at the Municipality of Itaituba and Trairão, State of Pará. On June 8, 2007, it was submitted to DNPM the Exploration Claim for gold. The Exploration Permit was granted on July 9, 2008, for a 3 (three) years period covering an area of 9832.26 ha, and it is valid until July 9, 2011, renewable for three additional years.

The above mentioned area is not related to any payments or royalties to third parties since they were claimed by Aurora directly.

•	DNPM Processes 850.012/06 and 850.013/06:

The tenements are held by Mr. Antonio Oliveira Ferreira and were submitted to DNPM on January 19, 2006. The tenements and are located at Itaituba, state of Pará and are valid and in force, free and clear of any judicial and extrajudicial encumbrances and taxes, but the area was blocked since it is inside a Garimpeira Reserve.

The transfer to Aurora will be submitted after the Exploration Permit is granted.

There are no payments or royalties related to the tenements according to the agreement entered into with the previous owner.

•	DNPM Process 850.119/06:

Aurora has good title over the mineral rights object of the DNPM Process No. 850.119/06, which is valid and in force, free and clear of any judicial and extrajudicial encumbrances and taxes. Aurora is the sole registered and beneficial holder of and owns and possesses good title to the referred mineral rights. On March 7, 2006, Aurora submitted to DNPM one Exploration Claim for gold covering an area of 3531 ha in the Municipality of Itaituba, State of Pará. According to information obtained such claim was correctly prepared and the required documents are in place.
The above mentioned area is not related to any payments or royalties to third parties since they were claimed by Aurora directly.

•	DNPM Process 859.587/95:

The tenement, which is held by Vera Lucia Lopes, is valid and in force, and is free and clear of any judicial and extrajudicial encumbrances and taxes. It is located at the Municipality of Itaituba, State of Pará. On November 27, 1995, it was submitted to DNPM the Exploration Claim for gold. The Exploration Permit was granted on September 15, 2006, for a three year period covering an area of 5000 ha, and it was valid until September 15, 2009. On July 15, 2009, it was requested the renewal of the Exploration Permit but it hasn’t been analyzed by the DNPM yet. The transfer to Aurora was submitted on November 23, 2006, but it hasn’t been approved yet.

There are no payments or royalties related to the tenements since all payments due under the terms of the agreement entered into with the previous owner have been already made.

Geology

The geology of the Săo Domingos property is predominantly composed of paleo-proterozoic Parauari Granites that play host to a number of gold deposits in the Tapajos Basin. Typical Granites of the younger Maloquinha Intrusive Suite have been noticed in the vicinity of Molly Gold Target, and basic rocks considered to be part of the mesoproterozoic Cachoeira Seca Intrusive Suite occur around the Esmeril target area.

The Săo Domingos property was a previous large alluvial operation, and the property area covers numerous areas of workings.

Săo Joăo – Samba Minerals farm in agreement

In May 2008 we signed an agreement with Samba Minerals Limited (“Samba”), which was subsequently amended in August 2008, whereby Samba can earn up to an 80% participating interest in the Săo Joăo project by funding exploration expenditures to completion of a feasibility study on the property. Upon completion of a feasibility study, we will immediately transfer an 80% participation interest in the property to Samba and enter into a formal joint venture agreement to govern the development and production of minerals from the property. Samba can terminate its participation by providing us 30 days notice in writing. Upon withdrawal from its participation, Samba would forfeit to us all of its rights in relation to the project and would be free of any and all payment commitments yet to be due. Samba will be the manager of the Săo Joăo project. A feasibility study has not been completed as of April 15, 2011 and thus no joint venture has been formed as of that date.

Location and access

The São João property is located in the central portion of the Southern Tapajos basin and is accessed by light aircraft from the regional centre of Itaituba. Access is also possible by unsealed roads linking up to the Transgarimpeiro highway and by a purpose cut heavy vehicle access track linking São João to the exploration centre at the primary project at São Domingo.

Tenure - Săo Joăo Project - DNPM Processes 851.533/94 to 851.592/94 inclusive:

We have good title over the mineral rights which are valid and in force, free and clear of any judicial and extrajudicial encumbrances and taxes. The Săo Joăo mineral rights are located at the Municipality of Itaituba, State of Pará, and are registered in the name of the previous holder since an Exploration Permit has not yet been granted. The Săo Joăo mineral rights comprise 60 Applications for Alluvial Mine of 50 hectares each which were presented to DNPM on May 16, 1994. On August 30, 2006 the previous holder of the Applications applied for the conversion of the Applications to Exploration Permits. When the conversion request is approved by the Authorities, the previous holder will be granted the Exploration Permit for an area of 3000 ha. The assignment of the Săo Joăo mineral rights to Aurora can only be done after the approval of the Applications and the actual granting of an Exploration Permit to the previous Holder.

Option Agreement

The Săo Joăo Option Agreement dated January 20, 2006 and amendments dated June 2, 2008 and December 2, 2008, allows us to perform geological surveys and assessment work necessary to ascertain the existence of possible mineral deposits which may be economically mined and to earn a 100% interest in the Săo Joăo property mineral rights. Under the terms of the Option Agreement and amendments, a total amount of USD $1,435,000 (one million four hundred and thirty five thousand dollars) is due by Aurora for the acquisition of the Săo Joăo mineral rights. The total option agreement payments for the mineral rights are structured as follows: April 12, 2006 – USD $20,000 (paid); September 12, 2006 – USD $25,000 (paid); September 12, 2007 – USD $60,000 (paid); June 25, 2008 - $100,000 (paid by Samba Minerals Limited as part of the agreement with them as discussed in the Săo Joăo – Samba Minerals farm in agreement above); December 5, 2008 – USD $40,000 (paid by Samba Minerals Limited as part of the agreement with them as discussed in the Săo Joăo – Samba Minerals farm in agreement above); January 15, 2009 – USD $30,000 (paid by Samba Minerals Limited as part of the agreement with them as discussed in the Săo Joăo – Samba Minerals farm in agreement above); February 15, 2009 – USD $30,000 (paid by Samba Minerals Limited as part of the agreement with them as discussed in the Săo Joăo – Samba Minerals farm in agreement above); April 30, 2009 to March 30, 2011 – USD $8,333.33 per month (April 30, 2009 to December 31, 2010 paid by Samba Minerals Limited as part of the agreement with them as discussed in the Săo Joăo – Samba Minerals farm in agreement above); July 30, 2011 – USD $950,000. The vendor will have a 1.5% Net Smelter Royalty. The Royalty payment can be purchased at any time upon written notice to the vendor and payment in Reals (Brazilian currency) of the equivalent of USD $1,000,000. The option agreement can be terminated at any time upon written notice to the vendor and we will be free of any and all payment commitments yet to be due.

Geology

The prime targets for the Săo Joăo property are located around and on the intersection of regional NW and NNW faults within the Pararui Intrusive Suite and this area has been the focus of large-scale alluvial workings. The Pararui Intrusive Suite has proven to host the vast majority of gold deposits elsewhere within the Tapajos Gold Province. We conducted a rock chip program over an area currently being excavated for gold in quartz systems via shallow underground workings. The sample results have demonstrated that the quartz vein systems are highly mineralized and considered continuous for at least 200m. We are confident that the quartz vein systems are much more extensive and are currently planning to increase the sample density of rock and soil sampling over, and adjacent to, the current workings to locate further mineralized vein systems, and to drill test their depth extensions in the near future.

Previous mining activity over a number of years focused on the alluvial deposits within its many tributaries, and has now progressed to include the saprolite host rock and out cropping quartz veins.

Comandante Araras - Samba Minerals farm in agreement

In May 2008, we signed an agreement with Samba, which was subsequently amended in August 2008, whereby Samba can earn up to an 80% participating interest in the Comandante Araras projects by funding exploration expenditures to completion of a feasibility study on the property. Upon completion of a feasibility study, we will immediately transfer an 80% participation interest to Samba and enter into a formal joint venture agreement to govern the development and production of minerals from the property. Samba can terminate its participation by providing us 30 days notice in writing. Upon withdrawal from its participation, Samba would forfeit to us all of its rights in relation to the project and would be free of any and all payment commitments yet to be due. Samba will be the manager of the Comandante Araras project. A feasibility study has not been completed as of April 15, 2011 and thus no joint venture has been formed as of that date.

Location and access

The Comandante Araras property is located in the central portion of the Southern Tapajos basin and is accessed by light aircraft from the regional centre of Itaituba. The project adjoins the Săo Joăo project to the south east. Access is also possible by unsealed roads linking up to the Transgarimpeiro highway and by a purpose cut heavy vehicle access track linking Săo Joăo to the exploration centre at the primary project at Sao Domingo.

Tenure - Comandante Araras Project - DNPM Processes 853.785/93 to 853.839/93 inclusive:

            We have good title over the mineral rights which were granted by the Brazilian Department of Mines (Departamento Nacional de Produçăo Mineral – “DNPM”) as DNPM Process numbers 853.785/93 to 853.839/93 and which are valid and in force, free and clear of any judicial and extrajudicial encumbrances and taxes. The Comandante Araras mineral rights are located at the Municipality of Itaituba, State of Pará, and are registered in the name of the previous holder since an Exploration Permit has not yet been granted. The Comandante Arara mineral rights comprise 55 Applications for Alluvial Mine of 50 hectares each and the Applications for the rights were presented to DNPM on October 5, 1993. The conversion to Exploration Permits was applied on December 11, 2008, and has not been analyzed yet, so that the Exploration Permit will be granted only after this analysis. The assignment of the Comandante Araras mineral rights to Aurora can only be done after the approval for the conversion of the Applications and the actual granting of an Exploration Permit to the previous Holder.

Option Agreement

The Comandante Araras Option Agreement dated July 2, 2007, and amendments dated June 2, 2008, November 10, 2008, and September 18, 2009, allows us to perform geological surveys and assessment work necessary to ascertain the existence of possible mineral deposits which may be economically mined and to earn a 100% interest in the Comandante Araras property mineral rights via structured cash payments. The total option agreement payments for the mineral rights are structured as follows: November 1, 2006 R$20,000 (paid); November 15, 2006 – R$40,000 (paid); December 15, 2006 R$40,000 (paid); May 18, 2007 - R$15,000 (paid); May 29, 2007 – R$50,000 (paid); June 25, 2008 – USD $80,000 (paid by Samba Minerals Limited as part of the agreement with them as discussed in the Comandante Araras - Samba Minerals farm in agreement above); November 30, 2008 – USD $20,000 or 100,000 shares of Samba Minerals Limited at a deemed issue price of $0.20 per Samba share (paid by Samba Minerals Limited as part of the agreement with them as discussed in the Comandante Araras - Samba Minerals farm in agreement above); November 30, 2008 – 400,000 shares of Samba Minerals Limited at a deemed issue price of $0.20 per Samba share (to be issued by Samba when the Exploration Permit is granted and transferred to Aurora). The vendor will have a 1.5% Net Smelter Royalty. The Royalty payment can be purchased at any time upon written notice to the vendor and payment in Reals (Brazilian currency) of the equivalent of USD $1,000,000. The option agreement can be terminated at any time upon written notice to the vendor and we will be free of any and all payment commitments yet to be due.

Geology

The geology of the Comandante Araras property is dominated by two regional faults in the Parauari granite that strike North west in the northern half of the property and South east in the southern part of the property. The project was selected based on the potential trends of mineralization striking towards Comandante Araras from the Săo Joăo project.

British Columbia, Canada

Kumealon

Location and access

The Kumealon claim, tenure No. 367630 is registered to Aurora Gold Corporation. During the year ended December 31, 2010, we incurred exploration expenditures totalling US$2,355 (2009 - US$2,017) on the Kumealon property, which was charged to operations.

In February 1999, we acquired, by staking, a high grade limestone property three (3) square kilometers (741 acres) located on the north shore of Kumealon Inlet, 54 kilometers south-southeast of Prince Rupert, British Columbia, Canada.

This property is highlighted by consistence of purity and whiteness of the limestone zone outcropping along the southwest shore of Kumealon Lagoon. The zone is comprised mostly of white, recrystallized, fine to course grained limestone, striking 150 degrees and can be traced for at least 1200 meters. The zone is estimated to have an average stratigraphic thickness of 180 meters. Chip samples taken across the zone averaged 55.06% CaO, 2.11% insolubles and 43.51% ignition loss. This property has no known reserves.

We have conducted only preliminary exploration activities on these properties. None of the foregoing properties contain any known reserves.

Boulder Colorado, USA

The Gold Hill property

By Agreement dated June 1, 2010, we completed our acquisition of:

•      Global Minerals Ltd. 50% participating interest in the joint venture agreement dated December 18, 2002 between Consolidated Global Minerals Ltd. and the property owners of the Gold Hill property;
•      the Gold Hill property assets of Mount Royale Ventures, LLC., which include a permitted mill and mining equipment; and,
•      a 50% equity interest in the Black Cloud Mine Claim Group, tenements located within the Gold Hill property.

The total consideration paid consisted of $600,000 cash, of which $100,000 was paid in November 2009 on signing the Letter Agreement, and the issuance of 5,000,000 restricted shares of our common stock, which were authorized for issuance at $0.40 per share, to Global Minerals Ltd. The issuance of the Shares was exempt from the registration requirements of Securities Act by virtue of Section 4(2) thereof as well as the exemption from registration requirements afforded by Regulation S.

Tenure and Geology

The Front Range Gold JV property is located about 16 km west of the city of Boulder Colorado, USA, and consists of 85 patented and 21 unpatented lode claims, totaling approximately 480 acres (about 3/4 square mile). The property lies in the Gold Hill Mining District of Boulder County, and includes eighteen past producing mines.

Currently, there are no known reserves on the property and there is no assurance that we will be able to recommence any mining operations.

Item 7.               Management’s Discussion and Analysis of Financial Condition and Results of Operations

(A)	General

We are a mineral exploration company engaged in the exploration of base, precious metals and industrial minerals worldwide. We were incorporated under the laws of the State of Delaware on October 10, 1995, under the name “Chefs Acquisition Corp.” We conduct our exploration and property acquisition activities through our head office which is located at is located at C/- Coresco AG, Level 3, Gotthardstrasse 20, 6304 Zug, Switzerland. The telephone number is (+41) 7887-96966. We also maintain an office in Brazil at Av. Jornalista Ricardo Marinho, 360, sala 113, Ed. Cosmopolitan, Barra da Tijuca, Rio de Janeiro, CEP 22631-350 and in Denver, Colorado at 4450 Arapahoe Ave, Suite 100, Boulder, Colorado 80303.

We had no revenues during fiscal 2010 and 2009. Funds raised in fiscal 2010 and 2009 were used for exploration of our properties and general administration.

(B)	Results of Operations

Year Ended December 31, 2010 (Fiscal 2010) versus Year Ended December 31, 2009 (Fiscal 2009)

Revenues-We have yet to generate any revenues or establish any history of profitable operations. For the year ended December 31, 2010, we recorded a net loss of $2,302,083 (2009 net loss - $1,779,477), respectively, or $(0.03) [2009 – $(0.03)] per share, respectively.

Expenses – Our general and administrative expenses consist primarily of personnel costs, legal costs, investor relations costs, stock based compensation costs, accounting costs and other professional and administrative costs. For the year ended December 31, 2010 we recorded General and Administrative expenses of $1,657,770 (2009 - $697,039) respectively. This amount includes, professional fees - accounting of $120,220 (2009 - $43,263) respectively and legal $308,323 (2009 - $10,787) respectively.

Exploration expenditures – Exploration expenses are charged to operations as they are incurred. For the year ended December 31, 2010 we recorded exploration expenses of $644,313 (2009 - $67,973) respectively. The following is a breakdown of the exploration expenses by property: Colorado, $526,596 (2009 - $Nil) respectively; Brazil $115,362 (2009 - $65,956) respectively; and Canada, Kumealon property $2,355 (2009 - $2,017) respectively.

Depreciation expense – Depreciation expenses charged to operations for the year ended December 31, 2010 were $17,738 (2009 - $13,172) respectively.

Capital Resources and Liquidity

December 31, 2010 versus December 31, 2009:

Recent developments in capital markets have restricted access to debt and equity financing for many companies. Our exploration properties are in the exploration stage, have not commenced commercial production and consequently have no history of earnings or cash flow from its operations. As a result, we are reviewing our 2011 exploration and capital spending requirements in light of the current and anticipated, global economic environment.

We currently finance our activities primarily by the private placement of securities. There is no assurance that equity funding will be accessible to us at the times and in the amounts required to fund our activities. There are many conditions beyond our control which have a direct bearing on the level of investor interest in the purchase of our securities. We may also attempt to generate additional working capital through the operation, development, sale or possible joint venture development of its properties, however, there is no assurance that any such activity will generate funds that will be available for operations. Debt financing has been used to fund our property acquisitions and exploration activities and our general corporate activities; however, we have no current plans to use debt financing. We do not have “standby” credit facilities, or off-balance sheet arrangements and it does not use hedges or other financial derivatives. We have no agreements or understandings with any person as to additional financing.

At December 31, 2010, we had cash of $579,191 (December 31, 2009 - $556,957) and working capital of $227,326 (working capital deficiency December 31, 2009 – $893,013). Total liabilities as of December 31, 2010 were $372,019 (December 31, 2009 - $1,523,226).

During the period January 1 to December 31, 2010, we received cash of $3,895,000 from a private placement of 12,983,335 common shares at $0.30 per share, paid non cash finder’s fees of 1,126,111 shares in connection with the private placement, issued 685,900 shares in settlement of indebtedness and payment of expenses amounting to $205,770 and paid a non cash finders fee of 500,000 shares in connection with a property acquisition valued at $0.30 per share. The shares were issued to individuals and companies who reside outside the United States of America. The issuance of the shares was exempt from the registration requirements of Securities Act by virtue of Section 4(2) thereof as well as the exemption from registration requirements afforded by Regulation S.

In June 2010, pursuant to an Asset Purchase Agreement, we issued 5 million shares of our common stock, which had a market value of $0.40 per share, paid $600,000 in cash, of which $100,000 was paid in November 2009 on signing the Letter Agreement, and acquired: (i) Global Minerals Ltd. 50% participating interest in the joint venture agreement dated December 18, 2002 between Consolidated Global Minerals Ltd. and the property owners of the Front Range Gold JV property; (ii) the Front Range Gold property assets of Mount Royale Ventures, LLC., which include a permitted mill, permitted to 70,000 tons per year, and the associated mining equipment; and, (iii) a 50% equity interest in the Black Cloud Mine Claim Group tenements, located within the Front Range Gold property. The issuance of the shares was exempt from the registration requirements of Securities Act by virtue of Section 4(2) thereof as well as the exemption from registration requirements afforded by Regulation S.

Our general business strategy is to acquire mineral properties either directly or through the acquisition of operating entities. Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America and applicable to a going concern which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. As discussed in note 1 to the consolidated financial statements, we have incurred recurring operating losses since inception, have not generated any operating revenues to date and used cash of $2,423,112 from operating activities in 2010. We require additional funds to meet its obligations and maintain our operations. We do not have sufficient working capital to (i) pay our administrative and general operating expenses through December 31, 2011 and (ii) to conduct our preliminary exploration programs. Without cash flow from operations, we may need to obtain additional funds (presumably through equity offerings and/or debt borrowing) in order, if warranted, to implement additional exploration programs on our properties. While we may attempt to generate additional working capital through the operation, development, sale or possible joint venture development of its properties, there is no assurance that any such activity will generate funds that will be available for operations. Failure to obtain such additional financing may result in a reduction of our interest in certain properties or an actual foreclosure of its interest. We have no agreements or understandings with any person as to such additional financing.

Our exploration properties have not commenced commercial production and we have no history of earnings or cash flow from its operations. While we may attempt to generate additional working capital through the operation, development, sale or possible joint venture development of its property, there is no assurance that any such activity will generate funds that will be available for operations.

Cash Flow

Operating activities: We used cash of $2,423,112 for the year ended December 31, 2010 (2009 - $395,791). The following is a breakdown of cash used for operating activities: Depreciation and amortization of $17,738 (2009 $13,172). Changes in prepaid expenses and other assets resulted in a increase in cash of $54,449 (decrease in cash of $55,121 during the year ended December 31, 2009). Changes in accounts payable and accrued expenses (including related party) resulted in a decrease in cash of $403,216 (increase of $266,469 during the year ended December 31, 2009). A loss of $1,014,465 was realized on the settlement of debt during the year ended December 31, 2009. A foreign exchange loss of $144,701 was realized during the year ended December 31, 2009.

Investing Activities: During the year ended December 31, 2010, $500,000 was spent acquiring the Front Range Gold joint venture property and related buildings and equipment in Boulder, Colorado, USA (year ended December 31, 2009 - $0). During the year ended December 31, 2010, $325,221 was spent on Mined Land Reclamation Bonds with the State of Colorado and the Front Range Project joint venture (year ended December 31, 2009 $0).

Financing Activities: We intend to finance our activities by raising capital through the equity markets. Proceeds from common stock were $3,895,000 during the year ended December 31, 2010 (2009 - $800,000). Both loans payable were repaid at $250,000 each during the year ended December 31, 2010 and both advances payable received during the year ended December 31, 2009 were repaid at $50,000 each during the year ended December 31, 2010.

Dividends

We have neither declared nor paid any dividends on our common stock. We intend to retain our earnings to finance growth and expand our operations and do not anticipate paying any dividends on our common stock in the foreseeable future.

Asset-Backed Commercial Paper

We do not have any asset-backed commercial paper.

Fair Value of Financial Instruments and Risks

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair value.

The carrying value of cash, accounts payable and accrued expenses, accounts payable and accrued expenses – related parties, advances payable and advances payable – related party, and loans payable approximate their fair value because of the short-term nature of these instruments.

Management is of the opinion that we are not exposed to significant interest or credit risks arising from these financial instruments.

We operate in the United States (primarily Colorado) and outside of the United States of America (primarily in Brazil and Canada) and are exposed to foreign currency risk due to the fluctuation between the currency in which we operate in and the U.S. dollar.

Share Capital

At April 15, 2011, we had:

•	Authorized share capital of 300,000,000 (December 31, 2010 – 300,000,000; December 31, 2009 – 100,000,000) common shares with par value of $0.001 each.
•	88,703,868 common shares were issued and outstanding as at April 15, 2011(December 31, 2010 – 88,703,868; December 31, 2009 – 68,408,522).
•
1,700,000 stock options outstanding under our incentive stock option plan. The stock options are exercisable at $0.26 per share, with expiry date of August 6, 2012. If the holders were to acquire all 1,700,000 shares issuable upon the exercise of all incentive stock options outstanding, we would receive an additional $442,000.

Market Risk Disclosures

We have not entered into derivative contracts either to hedge existing risks or for speculative purposes during the years ended December 31, 2009 and 2010 and the subsequent period to April 15, 2011.

Off-balance Sheet Arrangements and Contractual Obligations

We do not have any off-balance sheet arrangements or contractual obligations at December 31, 2010, that are likely to have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that have not been disclosed in our consolidated financial statements. In March 2011, AGC Resources LLC (“AGC”) executed a lease agreement with Sweeney Mining and Milling Corporation for the rights to a one eighth (1/8th) fully paid share in the Anderson Ditch Company. The lease agreement is for the term of five (5) years. This lease provides one of the water rights that are critical to AGC's water augmentation plan and overall plan of operations.

Application of Critical Accounting Policies

The accounting policies and methods we utilize in the preparation of our consolidated financial statements determine how we report our financial condition and results of operations and may require our management to make estimates or rely on assumptions about matters that are inherently uncertain. Our accounting policies are described in Note 2 to our December 31, 2010, consolidated financial statements. Our accounting policies relating to mineral property and exploration costs and depreciation and amortization of property, plant and equipment are critical accounting policies that are subject to estimates and assumptions regarding future activities.

Buildings and equipment are carried at cost (including development and preproduction costs, capitalized interest, other financing costs and all direct administrative support costs incurred during the construction period, net of cost recoveries and incidental revenues), less accumulated depletion and depreciation including write-downs. Following the construction period, interest, other financing costs and administrative costs are expensed as incurred.

On the commencement of commercial production, depletion of each mining property is provided on the unit-of-production basis, using estimated proven and probable reserves as the depletion basis.

Buildings and equipment utilized directly in commercial mining activities are depreciated, following the commencement of commercial production, over their expected economic lives using either the unit-of-production method or the straight-line method.

Depreciation for non-mining equipment is provided over the following useful lives:

•	Vehicles	10 years
•	Office equipment, furniture and fixtures	2 to 10 years

We review the carrying values of our buildings and equipment whenever events or changes in circumstances indicate that their carrying values may not be recoverable. An impairment is considered to exist if total estimated future cash flows, or probability-weighted cash flows on an undiscounted basis, are less than the carrying value of the assets. An impairment loss is measured and recorded based on discounted estimated future cash flows associated with values beyond proven and probable reserves and resources. In estimating future cash flows, assets are grouped at the lowest level for which there is identifiable future cash flows that are largely independent of cash flows from other asset groups. Generally, in estimating future cash flows, all assets are grouped at a particular property for which there is identifiable cash flows. Buildings and equipment utilized directly in commercial mining activities are depreciated, following the commencement of commercial production, over their expected economic lives using either the unit-of-production method or the straight-line method.

We account for our mineral properties on a cost basis whereby all direct costs, net of pre-production revenue, relative to the acquisition of the properties are capitalized. All sales and option proceeds received are first credited against the costs of the related property, with any excess credited to earnings. Once commercial production has commenced, the net costs of the applicable property will be charged to operations using the unit-of-production method based on estimated proven and probable recoverable reserves. The net costs related to abandoned properties are charged to operations.

Exploration costs are charged to operations as incurred until such time that proven reserves are discovered. From that time forward we will capitalize all costs to the extent that future cash flow from mineral reserves equals or exceeds the costs deferred. The deferred costs will be amortized over the recoverable reserves when a property reaches commercial production. As at December 31, 2010 and 2009, we did not have proven reserves. Exploration activities conducted jointly with others are reflected at our proportionate interest in such activities.

We review the carrying values of our mineral properties on a regular basis by reference to the project economics including the timing of the exploration and/or development work, the work programs and the exploration results experienced by us and others. The review of the carrying value of any producing property will be made by reference to the estimated future operating results and net cash flows. When the carrying value of a property exceeds its estimated net recoverable amount, provision is made for the decline in value.

The recoverability of the amounts recorded for mineral properties is dependent on the confirmation of economically recoverable reserves, confirmation of our interest in the underlying mineral claims, our ability to obtain the necessary financing to successfully complete their development and the attainment of future profitable operations or proceeds from disposition.

Estimated costs related to site restoration programs during the commercial development stage of the property are accrued over the life of the project.

US GAAP requires us to consider at the end of each accounting period whether or not there has been an impairment of the capitalized property, plant and equipment. This assessment is based on whether factors that may indicate the need for a write-down are present. If we determine there has been an impairment of the capitalized property, plant and equipment then we would be required to write-down the recorded value of our property, plant and equipment costs which would reduce our earnings and net assets.

Related Party Transactions

Our proposed business raises potential conflicts of interests between certain of our officers and directors and us. Certain of our directors are directors of other mineral resource companies and, to the extent that such other companies may participate in ventures in which we may participate, our directors may have a conflict of interest in negotiating and concluding terms regarding the extent of such participation. In the event that such a conflict of interest arises at a meeting of our directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In appropriate cases, we will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, involvement in a greater number of programs and reduction of the financial exposure with respect to any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.

In determining whether we will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to us, the degree of risk to which we may be exposed and its financial position at that time. Other than as indicated, we have no other procedures or mechanisms to deal with conflicts of interest. We are not aware of the existence of any conflict of interest as described herein.

Other than as disclosed below, during the year ended December 31, 2010 and 2009, none of our current directors, officers or principal shareholders, nor any family member of the foregoing, nor, to the best of our information and belief, any of our former directors, senior officers or principal shareholders, nor any family member of such former directors, officers or principal shareholders, has or had any material interest, direct or indirect, in any transaction, or in any proposed transaction which has materially affected or will materially affect us.

There have been no transactions or proposed transactions with officers and directors during the last two years to which we are a party except as follows:

During year ended December 31, 2010, consulting fees of $339,591 (2009 - $86,380), respectively were incurred to our directors and officers. The transactions were recorded at the exchange amount, being the value established and agreed to by the related parties.

Included in accounts payable - related party at December 31, 2010 is $17,264 (December 31, 2009 - $127,813) payable to one of our officers and directors for consulting fees and various expenses incurred on behalf of the Company.

CURRENT OUTLOOK

General Economic Conditions

Current problems in credit markets and deteriorating global economic conditions have lead to a significant weakening of exchange traded commodity prices in recent months, including precious and base metal prices. Volatility in these markets has also been unusually high. It is difficult in these conditions to forecast metal prices and demand trends for products that we would produce if we had current mining operations. Credit market conditions have also increased the cost of obtaining capital and limited the availability of funds. Accordingly, management is reviewing the effects of the current conditions on our business.

It is anticipated that for the foreseeable future, we will rely on the equity markets to meet its financing need. We will also consider entering into joint venture arrangements to advance its projects.

Capital and Exploration Expenditures

We are reviewing our capital and exploration spending in light of current market conditions. As a result of our review, we may curtail a portion of our capital and exploration expenditures during 2011.

We are currently concentrating our exploration activities in Brazil and the USA and examining data relating to the potential acquisition or joint venturing of additional mineral properties in either the exploration or development stage.

Exploration Past, Present and Plans for Next Twelve Months

The following Plan of Operation contains forward-looking statements that involve risks and uncertainties, as described below. Our actual results could differ materially from those anticipated in these forward-looking statements.

During the next 12 months we intend to raise additional funds through equity offerings and/or debt borrowing to meet our administrative/general operating expenses and to conduct work on our exploration properties. There is, of course, no assurance that we will be able to do so and we do not have any agreements or arrangements with respect to any such financing.

Our exploration properties have not commenced commercial production and we have no history of earnings or cash flow from its operations. While we may attempt to generate additional working capital through the operation, development, sale or possible joint venture development of its property, there is no assurance that any such activity will generate funds that will be available for operations.

We will concentrate our exploration activities on the Front Range Gold project in Colorado and the Brazilian Tapajos properties and examine data relating to the potential acquisition or joint venturing of additional mineral properties in either the exploration or development stage in Brazil, United States, Canada and other South American countries. Additional employees will be hired on a consulting basis as required by the exploration properties.

Our exploration work program for the remainder of 2011 will focus on both the Brazilian properties and our Colorado property. In Brazil we intend to follow up results from previous work on the Sao Domingo property which resulted anomalous areas of gold mineralisation, by exploration of the geophysical anomaly west of the current mineralized area. This work will entail surface mapping of geology, sampling of soils on a grid basis to delineate geochemical anomalies, stream sediment sampling, geophysical surveying and drilling.

We have set up a field operations centre at the Săo Domingos property and intend to continue to focus our exploration activities on anomalies associated with the Săo Domingos Property. We selected the Săo Domingos property based on its proximity to our other properties, and the logistics currently in place. Access to the Săo Domingos property is by light aircraft to a well-maintained strip, by road along the government maintained Trans Garimpeiro highway, and by boat along the multitude of waterways in the Amazon Basin.

Work conducted both on a regional and prospect scale since 2006 has included mapping, rock chip sampling, a large scale soil geochemical sampling grid, ground-based geophysical testing, partial trenching over the vein systems and sub-surface drill testing of several prospect areas at Fofoca, Esmeril, Santa Isabel and Atacadão, which are all located on the Săo Domingos property.

The Fofoca Prospect (“Fofoca”) is the primary area of interest that has been identified to date. Hydrothermal alternation observed at Fofoca and surrounding prospects is considered characteristic of epithermal style mineralization systems in the region. Fofoca has been interpreted as a multiple lode gold system, with lodes that are shear hosted in granite country rocks and strike approximately east-west dipping moderately to the south. Gold mineralization is associated with quartz veining which hosts various sulphides, including pyrite, arsenopyrite, galena and chalcopyrite. Fofoca has over 580 metres of potential strike with typical breccia vein widths of over one metre dipping at around 80 degrees south. Thicknesses of approximately 20 metres of quartz stockwork have been seen in drill core in the central parts of deposit caused by post-mineralization brittle faulting.

Exploration work completed at Fofoca in 2006 included logging of six trenches over anomalous quartz veins, followed by a 17 hole, HQ/NQ drill program (2,606 metres) to test the trenches at depth. Drilled to a maximum depth of 185 metres, with an average depth of 153 metres, the drilling returned several high grade, thin intercepts of auriferous quartz veins.

A second HQ/NQ drilling campaign (FOF-18 and 19) started in mid-2007 in which two holes were drilled into Fofoca. This program targeted down dip extensions, with drill hole 18 descending to 250 metres, but only encountered small stockwork vein systems. Generally the drill holes encountered thin hydrothermally brecciated, vuggy, sulphidic quartz veins with alterations ranging from argillic through to potassic (possible overprinting) which is typical for this style of mineralisation. No metallurgical test work was undertaken.

Based on mapping, sampling, trenching and ground-based IP surveys, the Fofoca structure appears to continue to the west, being displaced by late stage faulting to the north. This structural trend is believed to link Fofoca with the Cachoeirinha (Fofoca West) area, providing the potential to add significantly to currently outlined resources. No drilling has been conducted on Fofoca West. We will continue to evaluate the potential of the São Domingós Project and will work to determine whether the Fofoca could evolve along strike and link up with other noted targets further along strike. Further drilling (5,000 metres) trenching and geophysics is planned to further assess the São Domingós Project.

Currently the mineralized material still remains open along strike in both directions and at depth. We will continue to evaluate the potential, and are confident that Fofoca could evolve along strike and link up with other noted targets further along strike

In 2011, we will continued to follow up exploration results on the Fofoca area and plan to initiate further exploration programs on other areas of the Sao Domingos property. It is anticipated that we will drill a series of holes within the Fofoca area for engineering and metallurgical test work as well as to test for depth extensions of the known mineralization. Other exploration on the Săo Domingos property areas will involve further mapping of the outcrop geology and sampling soils and scree from shafts of previous workers in order to confirm lithologies and structural trends noted from drilling and published government maps. Currently, four anomalous areas on the Sao Domingos property have been identified from soil and rock chip sampling, at Atacadao, Esmeril, Fofoca and Cachoeira, and we plan to conduct further investigation.

A recent discovery was made on the Atacadau area and has been called Colibri. Here artisanal miners uncovered an area of stock work mineralization that was subsequently sampled and returned some high-grade assays. Further sampling of material that was exposed by artisanal activity around the Colibri occurrence was conducted. Whilst monitoring the artisanal activity mapping and measurements of the structures and orientations of theoretical mineralization channels were conducted. The results showed that there are possible correlations to the Atacadau mineralization noted from previous mapping and drilling. We intend to cut trenches across the strike of the mineralizing structures to better understand the size both laterally and along strike. We will then test the strike extent with geophysics in a similar manner as that conducted on the Fofoca area.

Exploration on the Săo Joăo, and the adjoining Comandante Araras properties is being managed by Samba Minerals Limited, who are earning up to an 80% interest in the properties by funding the exploration to a bankable feasibility exploration.

Together with our partner, Samba, we completed a ground geophysics program on the Săo Joăo property. The program targeted areas of known mineralization and covered the area along to the northeast to link up with other known mineralization. Exploration results to date show that the area has a geophysical trend continuing on from the known mineralization. During the geophysics program, other veins were noted and sampled and returned anomalous gold grades. Together with Samba, in 2011, we intend to evaluate the geophysics and determine various targets to test the sub surface extent of the known mineralization, and to test the geophysical anomalies within the area.

We are not planning to do any exploration work on the British Columbia Kumealon limestone property in 2011.

We are currently planning to update all permits with respect to the Front Range Property in Boulder Colorado; initiate appropriate exploration programs and, if warranted, schedule operations with a view to recommencing the production of gold concentrate.